Annual Shareholder Meeting Results:

The Fund held its annual meeting of shareholders on July 19, 2012. Shareholders voted as indicated below:

								    Withheld
						  Affirmative 	    Authority

Re-election of Hans W. Kertess - Class I
to serve until the Annual Meeting for the
2015-2016 fiscal year Annual Meeting. 		  6,558,242	     283,513

Re-election of William B. Ogden, IV - Class I
to serve until the Annual Meeting for the
2015-2016 fiscal year Annual Meeting.		  6,562,128	     279,627

The other members of the Board of Trustees at the time of the meeting
Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher, James A. Jacobson, John C. Maney+ and Alan Rappaport, continued to serve as Trustees.

+ Interested Trustee